Exhibit 99

LETTER TO SHAREHOLDERS

Wow! Followed by the claim, “I say it louder,” was an effective interjection in the debut television commercial of our revamped 2008 advertising efforts, but might equally be used with a less positive tone as a descriptor for the business year in the U.S.

2008 for Progressive had plenty of Wow!, some very positive and encouraging, and some just flat out disappointing.

Reporting a net loss, the first in 26 years, is unquestionably a tough pill to swallow and calls for a clear, open, and objective diagnostic. My tendency is to focus on the actions we most directly control and as such I’ll lead off with a high level review of operating results and environment before getting to our investment and capital story which, this year, takes on unprecedented importance.

Writing this time last year, I summarized a prospective view of the auto insurance rate environment as becoming more “normal.” A view formed after observing, and participating in, the prior year and a half of widespread rate reductions and the emergence of an increasing rate need to match inflation in claims cost.

The year started off essentially true to that script. By June the nation was focused on many issues, gas prices being high on the list for most. The implication for our business was a sudden and dramatic reduction in claims frequency. While the change in consumer behavior, which led to fewer miles driven, fewer exposures, and fewer accidents, was a societal positive, it added a level of complexity to those who must price for future conditions, with little precedent for guidance.

Falling frequency and explanatory theories have been a topic in these pages and for many industry commentators throughout the current decade, but the sudden turn in 2008 was an entirely different event. The graph makes the point better than my words.

By later in the year, gas prices were less than half their peaks and one might assume with perfect elasticity of demand all would be as it once was. But, the country was now in an economic tailspin and, at a minimum, consumer uncertainty prevailed. Consumer behavior did not show perfect elasticity and the return to frequency levels of even the first quarter was dampened.

Modeling certain response variables important to us against external data, such as unemployment rates, is critical, but challenging statistically. Rates of uninsured drivers, changes in valuation of vehicles and parts, fleet aging dynamics, bad debt propensity, medical treatment patterns, and the like are all subject to change in the current environment. Our models, while interesting, will never substitute for our ability to observe and respond quickly. Our internal response is to assume change is at an all-time high, be nimble in responding, reduce the time to implement rate change, and assume that with any change we may need to iterate quickly to match the environment.

PROFIT

Our 94.6 combined ratio for the year is testament to our responsiveness and respect for the conditions. The result is well in-line with our target of a 96, and needs no qualifying statements regarding prior year development or storm adjustments. 42 of our established 50 states, which includes the District of Columbia, were profitable for the year as were 8 of our largest 10 states, including New York auto, which was a definite concern in 2007. Duplicating this profit margin next year will be very pleasing, but will take incredible vigilance. In my view, that’s Progressive at its best.

I distinguish established states to make special mention of our entry into Massachusetts, which occurred on May 1st. Progressive is now available in every state of the nation. Additional commentary on Massachusetts is included in the Operations Summary.

GROWTH

Growth, by our standards, has been stalled for some time. Measured by premiums written that statement is undeniable; our 1, 3, and 5 year written premium growth has been (1)%, (1)%, and 3%, respectively. Corresponding industry growth has been less than 1% for the three year period, 1% for five, and an estimated .5% for the past year. As noted earlier a prolonged period of negative price adjustments is part of the explanation. In 2008 we saw our average auto premiums on our new Agency business applications increase slightly over the prior year for the first time in 2 years, while the similar measure in our Direct business still lags the prior year by 6%.

A healthier measure and our preferred one is the number of customers served. Unfortunately there is no consistently reliable comparative measure for the industry. Our results here are considerably more encouraging with continuous increases in numbers of policies in force. We ended the year up 3%, which translates to 350,000 additional policies spread across our product offerings. A closer look will show these additions have come in our Direct auto offering, which has been and continues to be a referendum on changing consumer shopping behavior. Our 9% growth in policies, and 4% increase in written premiums, coupled with attractive improvements in expected customer tenure, are top echelon results in this environment and forecast to me even better days ahead.

Our industry leading special lines group, serving motorcyclists, motor home and small boat owners, also gained a disproportionate share of our new customers in 2008. Some of these products represent more discretionary consumer spending and, in the near term, we may struggle to see significant market growth in units.

Similarly our Commercial Auto business group turned in a very respectable year, but ended the year with about the same number of policies as it started the year. The more recent trends in growth and retention reflect the depressed outlook for contractors and tradesmen.

Our biggest challenge continues to be growing our agent business. While increasing our acceptance for agents more preferred and commercial customers, we have lost some momentum in our traditional strength niche for agents—nonstandard auto. Agents are critical to our success and our focus is, as it should be, on providing products that continuously allow them to “win” with Progressive. The Operations Summary in this report will provide more details on specifics of new product and service developments for agents. Our goal is a constant and always worth reinforcing—To grow as quickly as possible, constrained only by our profitability objective and ability to provide high-quality customer service. That said, we must aggressively meet all competitive challenges through increased segmentation and innovation.

INVESTMENT AND CAPITAL

A pretax underwriting income of some $735 million was, with the above qualifications, an acceptable result and highlights the quality of earnings we are capable of even in times when more draconian changes may be inflicted on other parts of the economy. This very premise is the basis for our long-standing investment and capital management policy to maintain a liquid, diversified, and high-quality investment portfolio. In short, our primary investment goal is to ensure we never constrain our ability to write as much insurance as we can. 2008 has exposed us to market conditions that require us to do some additional soul searching on our investment philosophy. Our intent remains unchanged. However our accepted views of liquidity, quality, and diversification have all been severely challenged.

The accounting for invested assets in 2008 was, for me, an academic version of water torture. Assessments of impairment done in one quarter may require further impairment in the next. Reliable market pricing, in times of high volatility, added a new level of challenge and diligence. We have handled our accounting obligations with the openness and transparency we believe characterizes Progressive. Many years ago a colleague said, “Embarrassment is just a timing difference,” an expression for which I and others maintain great affinity, and believe reflects in all our disclosures.

Our monthly reporting made our capital position consistently available, however balance sheet versus income statement presentation depended on the timing of impairment assessments. Experience gives rise to knowledge and in this case we believe we can provide additional benefit to readers by adding comprehensive income and derived comprehensive income per share to our monthly disclosure. Without reducing the importance of net income, it should provide our owners an additional, and at times more consistent, “all-in” economic data point. During the year we recognized net realized losses, including other-than-temporary impairment losses on the portfolio, of some $1.4 billion (I had trouble typing that), or about 10% of invested assets, all culminating in a net loss of $70 million for the year.

So, what do we know now? And, what can we take away from this experience? This may well be an unrepeated event, but the lessons for many should be invaluable and the tuition has been paid.

We have codified lessons learned based on what we thought were our intents and expected outcomes versus what we now know was actually possible. For example I reported last year that our direct exposure to sub-prime related instruments was small. However we also had exposure to the largest banks and financial institutions that had such risk. It is clearer to us now that our indirect risk was far greater than the direct risk we avoided, and yet we fell short in anticipating the impact in the same way we normally expect of ourselves.

Similarly, we allowed our concentration guidelines to permit us to favor Government Sponsored Entities, such as Fannie Mae and Freddie Mac, operating under failed expectations of just what Government Sponsorship would mean. Detailing the specifics is perhaps less important than the recognition that, regardless of the environment, there are opportunities to improve what we do. The extremes of outcomes that were far beyond those seen or imagined in the economy forced us to adopt a mantra of “Imagine the Unimaginable.” Only then could we break with thinking constrained by norms that no longer applied. Breaking with thinking that defines the norm is, in large part, what characterizes Progressive and has been the spirit that has given rise to innovations such as concierge claims service, comparative rating, pet injury coverage, and usage-based insurance. So, for our 2008 report, it seemed apropos for the art to reflect the notion of “Imagine the Unimaginable.”

The investment results and market valuations clearly eroded our capital position, raising reasonable questions about the need for replacement capital. I used the third quarter letter accompanying the 10-Q to provide insight into how we think about capital and, in effect, constructed our capital position using a regulatory required layer, extreme contingency reserve layer, and an excess layer. While the construct was for illustrative purposes, it is in fact an excellent model of our capital husbandry.

While the loss of capital was clear, for some it was less clear that the loss was contained at the excess layer, a layer largely held at the holding company and outside the insurance subsidiaries. Dividends are made out of and, as necessary, into the insurance subsidiaries to ensure they meet appropriate capital requirements. We ended the year in a similar position to my summary comments in the third quarter letter—several hundred million dollars above the sum of the regulatory and extreme contingency layer. While some return in investment valuations would be welcome, we are not depending on any in the short term. We have taken significant steps to restructure the portfolio and, more specifically, the deployment of any new money to considerably lower risk investments for now. While yields will match the risk, our ability to generate operating income is the protected asset and drives our prioritization. The prioritization is accentuated when one considers that our operating cash flow has now been positive for 100 consecutive quarters.

AN UPDATE

I said in my opening that there were some positive and encouraging Wows! And if you’re ready for a change of pace I would like to share a few.

In closing this letter last year I said, “Our opportunities are clear and exciting and include…” and listed five bullet points. I repeat them here as my sub-headings along with some illustrative examples of meaningful progress made during the year. A broad-based agenda such as this is never done, but I think you will see we had some very real progress.

Building a stronger brand and communicating it well

We let “Flo” loose on consumers in 2008 as part of our television advertising, in a campaign that by all accounts has trumped our prior efforts. I report that much less based upon feelings and anecdotes and more from the measurement analytics that support all our actions.

I reported last year that we challenged ourselves to produce advertising that has thematic continuity, makes a real breakthrough in interest, and has a strong call to action. The consumer-familiar setting of a “superstore” provides a constancy of identity and foundation for delivery of our many messages. While auto insurance doesn’t come in a box or service in a can, building on the store-based metaphor provides tangibility over mystery, enhances approachability, and invites trial for many consumers. Less analytical assessments can be derived by consumer requests for their policy to in fact be delivered in a box – a request we were initially not well equipped to handle.

A key objective is to have our efforts in marketing and brand-building match our assessed competency in other technical skills – and sooner is always better. Adding the experience that Larry Bloomenkranz brings as our Chief Marketing Officer during the year is just one step of many that we have taken to make this happen.

Advertising, however, is but a part of our marketing and branding efforts. Our mid-year Investor Relations meeting used multiple consumer profiles to highlight internal marketing constructs that segment consumer behaviors. Simply stated, “Know your Target – Act with Purpose,” while not a breakthrough in marketing thought process, it is a very powerful notion when implemented well in our product and service organizations.

Early in 2008 we announced we would be the title sponsor for the Automotive X PRIZE, now known as the Progressive Automotive X PRIZE. This worldwide competition, with a prize purse of $10 million, is designed to inspire a new generation of viable, super fuel-efficient vehicles that are affordable and meet market needs for capability, safety, and performance.

Following in the footsteps of the British Government’s Longitude prize in 1714 and the Orteig prize won by Charles Lindbergh in 1927, the X PRIZE Foundation has already changed the world’s views of what is possible in space flight, and has active plans to do similar things in genetics. There can be little question that our fossil fuel dependence is an issue that needs meaningful leadership. Employees and I are proud to associate the Progressive brand, with a relevant and bold effort to help move innovations forward even faster on this challenge – we think it fits perfectly.

We measure effectiveness of all such actions in economic terms as best we can and we will have little to report until 2010, the year the contestants will offer their solutions. If media interest and consumer response to date are indicative, these will be dollars well spent on something that also feels very right. For updates on this effort and worldwide entries see progressiveautoxprize.org.

Building on our retention gains and providing continuity of coverage throughout a customer’s lifetime

Retention of customers has been a significant focus for some years now, and at times the slow speed of change in certain measures has posed doubt in our belief that we could effect more dramatic change. 2008 confirmed our confidence in the magnitude of change that is possible.

In a moderately increasing rate climate, we continued to see an increase in customer retention with both our Agency and Direct auto policy life expectancy measures increasing 11%. Improvement in our special lines products was numerically less at around 1% but, as a group, they remain our longest-tenured customers. Commercial customer measures ended the year slightly lower than where they started, after some initial gains, reflecting the somewhat shocking numbers of trucks being taken out of service and the general economic pull back.

Good luck or hard work? Either way when the sensitivity of one month of policy life extension is easily valued at over one billion dollars of lifetime premium, the result is bankable. The answer, without doubt, is in fact hard work over a prolonged period of time.

We have used this report and other forums to highlight our intensity into what we have called friendly fire incidents, or rough product edges, along with our actions to address them. We have continuously embraced the concepts and analytics of total quality management, and of more recent times adopted, and now have become somewhat recognized for, the depth of application of the Net Promoter® Score. What has really happened is that we have matured from tactically addressing just retention measures or customer experience improvements on multiple fronts into a more deliberate customer care culture that is embraced, managed, and advanced at every level of the organization by those who correctly see themselves as brand ambassadors and disciples.

My words likely don’t do justice to the degree of change this represents and, while not an objective, it is of some note to see favorable positioning or improvement in external measures of customer satisfaction. To be fair, our self assessment is that we still have many opportunities to further improve customer experiences and permanently eliminate all too frequent lapses in quality. I suggest with some satisfaction and confidence that our momentum here is contagious and our objective of making Progressive what we call a “destination” auto insurer is very real.

Maintaining a focus on operating at a lower cost than competitors, while providing remarkable service

Creating expense advantages that are sustainable generally require doing things differently, not just better. In 2008, our Claims and IT organizations made substantial progress on redesigning how they do what they do while operating at lower costs.

For many years we have been able to report each year as “our best ever” in claims quality. This year is no different. The preservation of claims quality is a must, along with the equally encouraging progress on customer satisfaction. However, skills and tasks can be rearranged to optimize even a well-performing process and, while our guiding principles remain unchanged, we see opportunities. Our concierge centers have provided invaluable insights and surfaced opportunities to apply those insights more broadly, and as such are central to the redesigned process architecture. Proof will be in our future loss adjustment expenses.

Reduced claims frequency, while at first a welcome sign, poses significant challenges in maintaining the balance between appropriately sizing the claims organization, and preserving the talent and experience required to support growth and any return to prior frequency levels. Claims management has met that challenge with creative solutions that are economically satisfactory, consistent with our workplace culture objectives, and advance the redesign process even faster. The supply and demand of claims and claims response will likely remain a significant management challenge throughout 2009.

Our dependence on, and self-assessed strength in, technology has been reported on frequently by me and remains true. The challenge imposed and actively accepted in 2008 within our technology organization is the age-old desire to do more with current resource levels, while doing the right things well: “Smart choices, well executed.”

In a vibrant business culture, demand for technology resources may well outstrip supply. In 2008 our business and technology groups have reassessed just about every aspect of what we do and how we do it – to make the “smart choices, well executed” by line more operationally reflect business priority and intensity. I have every expectation these efforts will result in increased leverage of technology costs and greater accountability to market priorities.

Creating more responsive product and service offerings for the consumers we currently do not reach

Progressive Home Advantage, our offering which combines a Progressive auto policy with a homeowner’s or renter’s policy underwritten by Homesite Insurance, expanded consistent with our expectations in 2008 and now serves a growing number of our customers, many of whom have added the offering to their existing auto policy. We provide this important option to customers in 46 states for Direct buyers and in 33 states for Agency customers. The objective is simple: reach new customers who we might not have been reaching and retain them and existing customers longer. So far, so good, and in 2009 we will make it available through additional agents.

We have placed additional emphasis on understanding the needs of our multi-policy households, especially those with special lines products in addition to their auto. We clearly have more opportunity and have set challenging internal goals for multi-policy penetration in 2009 based on achieved results to date.

Our usage-based insurance offering, now called MyRatesm , expanded within and across states in 2008. Notwithstanding the continuous challenges posed by such a new concept, the opportunity to reach a set of customers that have significantly different usage patterns than traditionally underwritten products would recognize is clear, and welcomed. Consumer acceptance is good. For us MyRate is slowly moving from feeling like a new and different product to becoming a very viable consumer option that speaks to a specific consumer segment.

Continuing to be innovative in all we do

The depth of this notion is not easily captured by a single example, but one may serve well to amplify the thought and share a recent product introduction.

Price is a clear factor in a consumer’s purchasing decision and many efforts, including our own, have focused on providing consumers with increased access to price comparisons between providers. This year we introduced a new concept we call Name Your Price®, which invites the consumer to participate in the quoting process by telling us just how much they would like to spend on car insurance.

We start the quoting “conversation” in a place determined by the customer. Then we use combinations of coverages, limits, and deductibles to meet or approximate their needs. Involving the consumer in this way is both respectful of their preferences and involves them more actively in the process.

Early results are very encouraging, but even more important is the opportunity to use technology to engage the consumer in a meaningful and different way ensuring they get what they want, at a price they can manage.

LOOKING FORWARD

We remain continuously motivated by our aspiration of becoming Consumers’ #1 Choice for Auto Insurance and, while our numerical progress in 2008 did not match our aspirations, some of our actions set an interesting stage for the future.

Nothing we have achieved has been without the efforts of so many and, our single most important initiative especially in current times, is ensuring Progressive is a Great Place to Work. Creating an environment where our people enjoy working hard, are motivated to do their best, can grow constantly, and that others want to join is a never-ending challenge. Our people and culture are what makes us special.

Equally important is our appreciation for the customers we are privileged to serve, the agents and brokers who choose to represent us, and shareholders who support what we are doing.

/s/ Glenn M. Renwick
Glenn M. Renwick
President and Chief Executive Officer